JEFFREY G. KLEIN, P.A.
                      2600 NORTH MILITARY TRAIL, SUITE 270
                            BOCA RATON, FLORIDA 33431


Telephone:  (561)997-9920                               Telefax:   (561)241-4943

March 1, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549


RE:      Cybrdi, Inc.
FILE NO. 000-09081


Dear Mr. Rosenberg:

         We have been advised by Keira Ino, Staff Accountant, that the Commission has further questions regarding the Company's disclosure in its quarterly reports for periods ended March 31, June 30 and September 30, 2006 with respect to the decline in the Company's gross margins during these periods.

         After further review by management, its accounting staff and confirmation with the Company's auditors, the company has concluded that:

         The primary reason for the reduction in gross margin is due to a shift from domestic sales to international sales. This resulted in a lower sales price and thus lower margins. Management believes that the effect on increased production costs is minimal.

         Cost increases are due to increased costs in both raw material and labor.

         The Company kept the units of production at the same level as in 2005. There is no abnormal production period and therefore no FAS 151 cost to be adjusted from inventory.

         The above disclosures will be reflected in the Company's annual report for the year end December 31, 2006.

         Should you have further questions, please do not hesitate to contact the undersigned.



Sincerely,

/s/ Jeffrey G. Klein
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